

March 11, 2015

<u>Via Email</u>
Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue – 3rd Floor
New York, NY 10017

> **Re:** **Canadian Imperial Bank of Commerce**
> **Registration Statement on Form F-3**
> **Filed March 6, 2015**
> **File No. 333-202584**

Dear Mr. Capatides:

This letter is to inform you that we are conducting a limited review of the above-captioned filing for resolution of outstanding comments relating to your most recently filed Form 40-F. Please understand that the purpose of this review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

Please note that before you request that the effective date of the above-captioned registration statement be accelerated, you should resolve all outstanding comments to your most recent Form 40-F.

Please contact Will Dorton at (202) 551-3107 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director